Exhibit 99.5

James Hardie Industries plc

Condensed Consolidated Financial Statements

as of and for the Period Ended 30 June 2013

James Hardie Industries plc

James Hardie Industries plc

Condensed Consolidated Balance Sheets

	(Millions of US dollars)
	30 June	31 March
	2013	2013
Assets
Current assets:
Cash and cash equivalents	$198.1	$153.7
Restricted cash and cash equivalents	3.2	2.5
Restricted cash and cash equivalents - Asbestos	82.9	126.4
Restricted short-term investments - Asbestos	6.3	7.1
Accounts and other receivables, net of allow ance for doubtful accounts of US$2.1 million as of 30 June 2013 and 31 March 2013	141.7	149.0
Inventories	169.8	172.1
Prepaid expenses and other current assets	21.4	19.2
Insurance receivable - Asbestos	19.7	22.2
Workers’ compensation - Asbestos	0.8	0.9
Deferred income taxes	17.4	24.9
Deferred income taxes - Asbestos	16.6	18.6

Total current assets	677.9	696.6
Restricted cash and cash equivalents	1.8	2.5
Property, plant and equipment, net	658.2	658.9
Insurance receivable - Asbestos	181.2	209.4
Workers’ compensation - Asbestos	53.9	60.7
Deferred income taxes	18.3	20.6
Deferred income taxes - Asbestos	381.5	434.1
Other assets	28.8	30.4

Total assets	$2,001.6	$2,113.2

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$111.9	$103.7
Dividends payable	163.6	—
Accrued payroll and employee benefits	28.6	44.0
Accrued product warranties	7.9	6.6
Income taxes payable	7.2	6.0
Asbestos liability	120.0	135.0
Workers’ compensation - Asbestos	0.8	0.9
Other liabilities	25.8	26.7

Total current liabilities	465.8	322.9
Deferred income taxes	94.0	95.4
Accrued product warranties	20.3	20.5
Asbestos liability	1,349.7	1,558.7
Workers’ compensation - Asbestos	53.9	60.7
Other liabilities	30.9	36.8

Total liabilities	2,014.6	2,095.0

Commitments and contingencies (Note 9)
Shareholders’ (deficit) equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 442,091,547 shares issued at 30 June 2013 and 441,644,484 shares issued at 31 March 2013	227.6	227.3
Additional paid-in capital	104.3	101.1
Accumulated deficit	(379.0)	(357.6)
Accumulated other comprehensive income	34.1	47.4

Total shareholders’ (deficit) equity	(13.0)	18.2

Total liabilities and shareholders’ equity	$2,001.6	$2,113.2

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Operations and Comprehensive Income

	Three Months Ended 30 June
(Millions of US dollars, except per share data)	2013	2012
Net sales	$372.2	$339.7
Cost of goods sold	(245.9)	(229.7)

Gross profit	126.3	110.0
Selling, general and administrative expenses	(54.9)	(44.3)
Research and development expenses	(9.0)	(8.4)
Asbestos adjustments	94.5	25.2

Operating income	156.9	82.5
Interest expense	(1.1)	(1.3)
Interest income	1.2	1.5
Other income	0.1	0.4

Income before income taxes	157.1	83.1
Income tax expense	(14.9)	(14.6)

Net income	$142.2	$68.5

Net income per share
Basic	$0.32	$0.16
Diluted	$0.32	$0.16
Weighted average common shares outstanding (Millions):
Basic	441.7	437.4
Diluted	443.1	438.5
Comprehensive income:
Net income	$142.2	$68.5
Unrealised (loss) gain on investments	(0.1)	0.3
Currency translation adjustments	(13.2)	(4.3)

Comprehensive income	$128.9	$64.5

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Condensed Consolidated Statements of Cash Flows

	Three Months Ended 30 June
(Millions of US dollars)	2013	2012
Cash Flows From Operating Activities
Net income	$142.2	$68.5
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortisation	15.4	15.4
Deferred income taxes	9.9	(0.4)
Stock-based compensation	0.8	1.6
Asbestos adjustments	(94.5)	(25.2)
Tax benefit from stock options exercised	(0.2)	—
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	31.5	162.3
Restricted short-term investments	(0.1)	—
Payment to AICF	—	(138.7)
Accounts and other receivables	0.6	(10.2)
Inventories	(2.5)	(0.1)
Prepaid expenses and other assets	(1.3)	(0.2)
Insurance receivable - Asbestos	5.4	11.4
Accounts payable and accrued liabilities	25.0	16.3
Asbestos liability	(38.4)	(36.2)
Other accrued liabilities	(15.6)	(14.9)

Net cash provided by operating activities	$78.2	$49.6

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(26.1)	$(14.9)
Proceeds from sale of property, plant and equipment	0.4	—

Net cash used in investing activities	$(25.7)	$(14.9)

Cash Flows From Financing Activities
Proceeds from issuance of shares	2.5	1.1
Tax benefit from stock options exercised	0.2	—

Net cash provided by financing activities	$2.7	$1.1

Effects of exchange rate changes on cash	$(10.8)	$(3.6)

Net increase in cash and cash equivalents	44.4	32.2
Cash and cash equivalents at beginning of period	153.7	265.4

Cash and cash equivalents at end of period	$198.1	$297.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$57.9	$288.5
Short-term deposits	140.2	9.1

Cash and cash equivalents at end of period	$198.1	$297.6

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements

1. Background and Basis of Presentation

Nature of Operations

James Hardie Industries plc manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The Condensed Consolidated Financial Statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company,” or “James Hardie” or “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2013, which was filed with the United States Securities and Exchange Commission (“SEC”) on 27 June 2013.

The Condensed Consolidated Financial Statements included herein are unaudited; however, they contain all adjustments (all of which are normal and recurring) which, in the opinion of the Company’s management, are necessary to state fairly the Condensed Consolidated Balance Sheet of the Company at 30 June 2013 and 31 March 2013, the Condensed Consolidated Results of Operations and Comprehensive Income for the three months ended 30 June 2013 and 2012 and Condensed Consolidated Cash Flows for the three months ended 30 June 2013 and 2012.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date. Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the condensed consolidated financial statements are as follows:

	31 March	30 June
(US$1 = A$)	2013	2013	2012
Assets and liabilities	0.9597	1.0796	0.9855
Statements of operations	n/a	1.0074	0.9901
Cash flows - beginning cash	n/a	0.9597	0.9614
Cash flows - ending cash	n/a	1.0796	0.9855
Cash flows - current period movements	n/a	1.0074	0.9901

The results of operations for the three months ended 30 June 2013 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2013 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements in this interim financial report.

2. Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Updated (“ASU”) No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

reclassified is required under US GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, which provides explicit guidance on the financial statement presentation of an unrecognised tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments in ASU No. 2013-11 are effective for fiscal years and interim periods within those years, beginning after 15 December 2013. The Company has evaluated the impact of this ASU and does not expect its adoption to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSUs”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months Ended 30 June
(Millions of shares)	2013	2012
Basic common shares outstanding	441.7	437.4
Dilutive effect of stock awards	1.4	1.1

Diluted common shares outstanding	443.1	438.5

(US dollars)	2013	2012
Net income per share - basic	$0.32	$0.16
Net income per share - diluted	$0.32	$0.16

Potential common shares of 2.9 million and 7.1 million for the three months ended 30 June 2013 and 2012, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSUs which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million related to an insurance policy at 30 June 2013 and 31 March 2013, respectively, which restricts the cash from use for general corporate purposes.

5. Inventories

Inventories consist of the following components:

(Millions of US dollars)	30 June 2013	31 March 2013
Finished goods	$119.4	$115.8
Work-in-process	6.7	7.6
Raw materials and supplies	50.9	55.1
Provision for obsolete finished goods and raw materials	(7.2)	(6.4)

Total inventories	$169.8	$172.1

As of 30 June 2013 and 31 March 2013, US$20.9 million and US$19.2 million, respectively, of our finished goods inventory was held at third-party consignment locations.

6. Long-Term Debt

At 30 June 2013, the Company’s credit facilities consisted of:

Description	Effective Interest Rate	Total Facility	Principal Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

At 30 June 2013, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 30 June 2013 and 31 March 2013, and the weighted average term of all debt facilities is 2.8 years at 30 June 2013. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 8.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

At 30 June 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of Asbestos injuries Compensation Fund (“AICF”), Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited (“Former James Hardie Companies”) and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

7. Asbestos

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF as defined under US GAAP.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the Condensed Consolidated Statements of Operations and Comprehensive Income when realised.

For the three months ended 30 June 2013, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the condensed consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Condensed Consolidated Statements of Operations and Comprehensive Income. AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the Condensed Consolidated Statements of Operations and Comprehensive Income.

Asbestos Adjustments

The following table sets forth the asbestos adjustments included in the Condensed Consolidated Statements of Operations and Comprehensive Income for the three months ended 30 June 2013 and 2012:

	Three Months Ended 30 June
(Millions of US dollars)	2013	2012
Effect of foreign exchange rate movements	$94.5	$18.9
Write-back of insurance receivables	—	6.3

Asbestos Adjustments	$94.5	$25.2

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the Condensed Consolidated Statements of Operations and Comprehensive Income during the period in which the adjustments occur.

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

(Millions of US dollars)	30 June 2013	31 March 2013
Asbestos liability – current	$(120.0)	$(135.0)
Asbestos liability – non-current	(1,349.7)	(1,558.7)

Asbestos liability – Total	(1,469.7)	(1,693.7)
Insurance receivable – current	19.7	22.2
Insurance receivable – non-current	181.2	209.4

Insurance receivable – Total	200.9	231.6
Workers’ compensation asset – current	0.8	0.9
Workers’ compensation asset – non-current	53.9	60.7
Workers’ compensation liability – current	(0.8)	(0.9)
Workers’ compensation liability – non-current	(53.9)	(60.7)

Workers’ compensation – Total	—	—
Other net liabilities	(2.4)	(1.6)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	89.2	133.5

Net AFFA liability	$(1,182.0)	$(1,330.2)

Deferred income taxes – current	16.6	18.6
Deferred income taxes – non-current	381.5	434.1

Deferred income taxes – Total	398.1	452.7
Income tax payable	27.2	25.9

Net Unfunded AFFA liability, net of tax	$(756.7)	$(851.6)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

The changes in the asbestos liability for the three months ended 30 June 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2013	A$	(1,625.4)	0.9597	$(1,693.7)
Asbestos claims paid[1]		38.1	1.0074	37.8
AICF claims-handling costs incurred[1]		0.6	1.0074	0.6
Favourable impact of foreign currency movements				185.6

Asbestos liability – 30 June 2013	A$	(1,586.7)	1.0796	$(1,469.7)

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the three months ended 30 June 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2013	A$	222.3	0.9597	$231.6
Insurance recoveries [1]		(5.4)	1.0074	(5.4)
Unfavourable impact of foreign currency movements				(25.3)

Insurance receivable – 30 June 2013	A$	216.9	1.0796	$200.9

Included in insurance receivable is US$2.7 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the three months ended 30 June 2013 are detailed in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2013	A$	434.4	0.9597	$452.7
Amounts offset against income tax payable[1]		(4.5)	1.0074	(4.5)
AICF earnings¹		(0.2)	1.0074	(0.2)
Unfavourable impact of foreign currency movements				(49.9)

Deferred tax assets – 30 June 2013	A$	429.7	1.0796	$398.1

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 30 June 2013 and 31 March 2013, this amount was US$4.5 million and US$25.6 million, respectively. During the three months ended 30 June 2013, there was a US$3.2 million unfavourable effect of foreign currency exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$1.7 million and US$1.9 million at 30 June 2013 and 31 March 2013, respectively.

Also included in other net liabilities are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net liability of US$0.7 million at 30 June 2013 and a net asset of US$0.3 million at 31 March 2013. During the three months ended 30 June 2013, there was a US$0.1 million favourable effect of foreign currency exchange on these other assets and liabilities.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and were reclassified as Restricted Cash and Cash Equivalents – Asbestos on the Condensed Consolidated Balance Sheet.

At 30 June 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in an unfavourable mark-to-market fair value adjustment of US$0.1 million. This depreciation in the fair value of investments is recorded in Other Comprehensive Income.

The changes in restricted cash and short-term investments of AICF for the three months ended 30 June 2013 are set forth in the table below:

(Millions of US dollars)	A$ Millions		A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$	128.1	0.9597	$133.5
Asbestos claims paid[1]		(38.1)	1.0074	(37.8)
AICF operating costs paid - claims-handling[1]		(0.6)	1.0074	(0.6)
AICF operating costs paid - non claims-handling[1]		(0.5)	1.0074	(0.5)
Insurance recoveries[1]		5.4	1.0074	5.4
Interest and investment income[1]		1.1	1.0074	1.1
Unrealised loss on investments[1]		(0.1)	1.0074	(0.1)
Interest received[2]		0.9	1.0453	0.9
Other[1]		0.1	1.0074	0.1
Unfavourable impact of foreign currency movements				(12.8)

Restricted cash and cash equivalents and restricted short-term investments – 30 June 2013	A$	96.3	1.0796	$89.2

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate on the date of the transaction occurred is used to convert the Australian dollar amounts to US dollars.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Three Months Ended 30 June 2013
			For the Years Ended 31 March
			2013		2012		2011		2010
Number of open claims at beginning of period		462		592		564		529		534
Number of new claims		160		542		456		494		535
Number of closed claims[1]		156		672		428		459		540
Number of open claims at end of period		466		462		592		564		529
Average settlement amount per settled claim	A$	272,916	A$	231,313	A$	218,610	A$	204,366	A$	190,627
Average settlement amount per case closed	A$	265,919	A$	200,561	A$	198,179	A$	173,199	A$	171,917
Average settlement amount per settled claim	US$	270,911	US$	238,615	US$	228,361	US$	193,090	US$	162,250
Average settlement amount per case closed	US$	263,966	US$	206,892	US$	207,019	US$	163,642	US$	146,325

[1]

Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

8. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 30 June 2013, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 30 June 2013, no debt was outstanding under the Company’s existing credit facilities.

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income in Other Income. At 30 June 2013 and 31 March 2013, the Company had interest rate swap contracts with a total notional principal of US$25.0 million. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 30 June 2013, the weighted average fixed interest rate of these contracts is 2.7% and the weighted average remaining life is 1.8 years. These contracts have a fair value of US$1.2 million, which is included in Accounts Payable. For the three months ended 30 June 2013 and 2012, the Company included in Other Income an unrealised gain of US$0.1 million and US$0.4 million, respectively, on interest rate swap contracts. Included in Interest Expense is a realised loss on settlements of interest rate swap contracts of US$0.1 million and US$0.5 million for the three months ended 30 June 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 30 June 2013 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 30 June 2013	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$198.1	$198.1	$—	$—
Restricted cash and cash equivalents	87.9	87.9	—	—
Restricted short-term investments	6.3	—	6.3	—

Total Assets	$292.3	$286.0	$6.3	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	1.2	—	1.2	—

Total Liabilities	$1.2	$—	$1.2	$—

9. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, New Zealand product liability claims and income taxes as described in these financial statements.

New Zealand Product Liability

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the co-defendants and the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The Company has made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 30 June 2013. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$18.0 million and US$15.2 million at 30 June 2013 and 31 March 2013, respectively.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 30 June 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company’s New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s New Zealand subsidiaries rights of third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for unasserted claims, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these unasserted legacy claims could result in an additional loss of up to approximately US$12 million in excess of the amount accrued, net of estimated third-party recoveries, at 30 June 2013. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against several building material manufacturers, including two of the Company’s New Zealand subsidiaries, in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys, completed on 12 April 2010 and in April 2012, suggested the Ministry of Education’s national exposure to weathertightness risk could be approximately NZ$1.5 billion. This amount was derived by conducting visual surveys to form a high-level review of potential risk of damage due to moisture ingress, but did not employ the use of destructive testing or internal inspections. The amount of exposure to potential damage due to weathertightness risk identified in these reports may not represent damage actually incurred nor correspond with the amount of loss ultimately asserted by the Ministry of Education in the claim. In addition, the estimated remedial costs set forth in these reports are subject to inherent limitations in quantifying weathertightness risk based on limited information, as outlined in each report.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

The reports having been commissioned by the Ministry of Education, the Company’s New Zealand subsidiaries are unable to adequately scrutinise the reasonableness of the data inputs used or the manner in which inherent uncertainties were overcome in deriving the amount of weathertightness risk exposure. The actual amount of damage could be materially higher or lower than the amount noted by each surveyor, and may not be indicative of the actual amount of loss ultimately asserted by the Ministry of Education in the future for the purposes of the claim.

The amount of loss the Company’s New Zealand subsidiaries may be liable to pay, if any, is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to the Company’s New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. Losses and expenses incurred by the Company’s New Zealand subsidiaries in connection with defending and resolving this claim may have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows in future periods. The Company and its New Zealand subsidiaries are continuing to assess the merits of the claim. The Company’s New Zealand subsidiaries intend to vigorously defend against the allegations made. The Company is not yet able to determine the amount of loss or range of loss, if any, the New Zealand subsidiaries may become liable for in future periods.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

10.	Income Taxes

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008.

Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

During the quarter ended 30 June 2013, the Company determined that US$34.5 million of the Australian deferred tax assets held at 31 March 2013 were unlikely to be realised and had effectively expired. At 31 March 2013, the Company had a 100% valuation allowance against these Australian deferred tax assets. As a result, both the deferred tax asset and the related valuation allowance were written off in the quarter ended 30 June 2013.

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

(Millions of US dollars)	Unrecognised tax benefits	Interest and Penalties
Balance at 31 March 2013	$1.5	$0.1

Additions for tax positions of the current year	0.1	—
Settlements paid during the current period	(1.2)	—
Other reductions for the tax positions of prior periods	—	(0.1)

Balance at 30 June 2014	$0.4	$—

As of 30 June 2013, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$0.4 million and nil, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months ended 30 June 2013, income of US$0.1 million relating to interest and penalties was recognised within income tax expense arising from movements in unrecognised tax benefits. The liabilities associated with uncertain tax benefits are included in Other Non-Current Liabilities on the Company’s Condensed Consolidated Balance Sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

11. Stock-Based Compensation

The Company recognised stock-based compensation expense of US$0.4 million and US$2.6 million for the three months ended 30 June 2013 and 2012, respectively (included in selling, general and administrative expense). Compensation expense arising from equity-based awards, as estimated using pricing models, was US$0.8 million and US$1.6 million for the three months ended 30 June 2013 and 2012, respectively. Included in stock-based compensation expense for the three months ended 30 June 2013 and 2012 is a benefit of US$0.4 million and an expense of US$1.0 million, respectively, related to liability-classified awards. As of 30 June 2013, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$9.1 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.6 years.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

Restricted Stock – performance vesting

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012 as part of the FY2012 long-term incentive award. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2013, 61,363 restricted stock units (performance vesting) that were granted on 7 June 2011 as part of the FY2011 long-term incentive award became fully vested and the underlying common stock was issued.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

On 29 June 2013, 324,027 of the 821,459 Scorecard LTI units that were previously granted on 29 June 2010 as part of the FY2011 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock price on the vesting date.

12. Capital Management and Dividends

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

On 26 July 2013 the Company paid an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”) to shareholders. The total amount of the FY2013 second half dividend and the FY2013 special dividend together was US$163.6 million.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

In May 2013, the Company announced a new share buyback program to acquire up to 5% of its issued capital. During the three months ended 30 June 2013, the Company did not repurchase any shares of its common stock.

On 31 July 2013, the Company repurchased 221,000 shares of its common stock, with an aggregate cost of A$2.0 million (US$1.8 million), at an average market price of A$9.02 (US$8.20). As of 31 July 2013, these shares are held as treasury stock and the Company intends to cancel these shares and any other shares repurchased during the second quarter of the current financial year.

13. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1] Three Months Ended 30 June
(Millions of US dollars)	2013	2012
USA & Europe Fibre Cement	$278.1	$252.0
Asia Pacific Fibre Cement	94.1	87.7

Worldwide total	$372.2	$339.7

	Income Before Income Taxes Three Months Ended 30 June
(Millions of US dollars )	2013	2012
USA & Europe Fibre Cement [2]	$59.4	$50.3
Asia Pacific Fibre Cement [2], [7]	16.5	17.7
Research and Development [2]	(6.1)	(6.0)

Segments total	69.8	62.0
General Corporate [3]	87.1	20.5

Total operating income	156.9	82.5
Net interest income [4]	0.1	0.2
Other income	0.1	0.4

Worldwide total	$157.1	$83.1

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

	Total Identifiable Assets
(Millions of US dollars)	30 June 2013	31 March 2013
USA & Europe Fibre Cement	$733.6	$730.6
Asia Pacific Fibre Cement	222.4	230.7
Research and Development	20.5	20.9

Segments total	976.5	982.2
General Corporate5, [6]	1,025.1	1,131.0

Worldwide total	$2,001.6	$2,113.2

	Net Sales to Customers[1] Three Months Ended 30 June
(Millions of US dollars)	2013	2012
USA	$270.6	$244.0
Australia	67.6	64.3
New Zealand	15.6	13.5
Other Countries	18.4	17.9

Worldwide total	$372.2	$339.7

	Total Identifiable Assets
(Millions of US dollars)	30 June 2013	31 March 2013
USA	$742.1	$739.8
Australia	154.7	156.3
New Zealand	33.5	39.8
Other Countries	46.2	46.3

Segments total	976.5	982.2
General Corporate5, [6]	1,025.1	1,131.0

Worldwide total	$2,001.6	$2,113.2

[1]	Export sales and inter-segmental sales are not significant.

[2]

Research and development costs of US$3.1 million and US$2.5 million in the three months ended 30 June 2013 and 2012, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$0.4 million in the three months ended 30 June 2013 and 2012, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$5.5 million in the three months ended 30 June 2013 and 2012, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$0.6 million and US$0.5 million in the three months ended 30 June 2013 and 2012, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$9.0 million and US$8.4 million for the three months ended 30 June 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Condensed Consolidated Financial Statements (Continued)

[3]

The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in the General Corporate segment for the three months ended 30 June 2013 are favourable asbestos adjustments of US$94.5 million and AICF SG&A expenses of US$0.5 million. Included in the General Corporate segment for the three months ended 30 June 2012 are favourable asbestos adjustments of US$25.2 million, AICF SG&A expenses of US$0.3 million and ASIC expenses of US$0.1 million.

[4]

The Company does not report net interest income for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income is AICF interest income of US$1.1 million in the three months ended 30 June 2013 and 2012. See Note 7 for more information.

[5]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

[6]	Asbestos-related assets at 30 June 2013 and 31 March 2013 are US$745.0 million and US$882.8 million, respectively, and are included in the General Corporate segment.

[7]

Included in the Asia Pacific Fibre Cement segment for the three months ended 30 June 2013 and 2012 is an increase to the provision for New Zealand product liability claims of US$4.6 million and nil, respectively. See Note 9 for more information.

14. Reclassifications Out of Accumulated Other Comprehensive Income

During the quarter ended 30 June 2013 there were no reclassifications out of Accumulated Other Comprehensive Income:

(Millions of US dollars)	Pension and Post-Retirement Benefit Adjustment	Unrealised Gain (Loss) on Investments	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2013	$(0.3)	$3.5	$44.2	$47.4
Other comprehensive loss before reclassifications	—	(0.1)	(13.2)	(13.3)
Amounts reclassified from accumulated other comprehensive income to interest income	—	—	—	—

Net current-period other comprehensive loss	—	(0.1)	(13.2)	(13.3)

Balance at 30 June 2013	$(0.3)	$3.4	$31.0	$34.1

James Hardie Industries plc

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the Company’s future performance;

•	projections of the Company’s results of operations or financial condition;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or its products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the Company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the Company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the Company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the Company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the Company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as changes in the US economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

James Hardie Industries plc

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the Company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the Company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risk Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 27 June 2013, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the Company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the Company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the Company’s corporate domicile from The Netherlands to Ireland, including changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the Company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the Company, or at all; acquisition or sale of businesses and business segments; changes in the Company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the Company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The Company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results, events and conditions. The Company assumes no obligations to update any forward-looking statements or information except as required by law.